As filed with the Securities and Exchange Commission on July 26, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

12325J 101
(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Peter M. Budko

Chief Executive Officer

Business Development Corporation of America

405 Park Avenue, 14th Floor

New York, NY 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Lisa A. Morgan Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Washington, DC 20001

Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION (a)	AMOUNT OF FILING FEE (b)

$152,576,447	$15,365 (c)

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 17,220,818 shares of common stock of Business Development Corporation of America at a price equal to $8.86 per share.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

(c)	In connection with the initial filing of this Schedule TO on June 27, 2016, the Company previously estimated a transaction value of $76,288,223.74 and an associated filing fee of $7,682.22. Such amount was previously paid. The increase in the transaction value, as reflected in the table above, has increased the total filing fee due to $15,365. The Company is paying the additional $7,682.78 in connection with this filing.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,682.22
Form or Registration No.:	Schedule TO-I
Filing Party:	Business Development Corporation of America
Date Filed:	June 27, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No.1 amends the terms and expiration date of the Tender Offer Statement on Schedule TO (the “Original Filing”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2016 by Business Development Corporation of America (the “Company”), to purchase up to 8,610,409 shares of its issued and outstanding Common Stock, par value $0.001 per share (the “Shares”), at $8.86 per share, which represents the Company’s net asset value per share as of March 31, 2016. This Amendment No. 1 to the Original Filing (“Amendment No.1”) relates to the amended offer (the “Offer”) by the Company to purchase up to 17,220,818 Shares, which represents 10.0% of the weighted average number of shares outstanding during the calendar year ended December 31, 2015, at a price equal to the Company’s net asset value per share as of September 30, 2016. The Offer, which was previously set to expire at 11:59 pm, Eastern time, on July 27, 2016, will now expire at 11:59 pm, Eastern time, on December 31, 2016.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2016, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Amendment No.1 as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Amendment No.1.

Item 12. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated July 26, 2016.

99(a)(1)(B)	Form of Letter of Transmittal.

99(a)(1)(C)	Form of Notice of Withdrawal.

99(a)(1)(D)	Letter to Stockholders, dated July 26, 2016.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2016

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By: /s/ Peter M. Budko
Name: Peter M. Budko
Title: Chief Executive Officer and Chairman of the Board of Directors